FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2006

              (Indicate by check mark whether the registrant files
      or will file annual reports under cover of Form 20-F or Form 40-F.)
                         Form 20-F   X      Form 40-F
                                   -----                 -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                            Yes            No    X
                                -----          -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with
                       Rule 12g3-2(b): 82-__________. )
                                     N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

The press release on completed trial run of Unit 3 of Shanghai Combined Cycle Power Plant, Huaneng Power International Inc. (the "Registrant"), made by the Registrant in English on August 1, 2006.

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                 Unit 3 of Shanghai Combined Cycle Power Plant
                              Completed Trial Run

(Beijing, China, August 1, 2006) Huaneng Power International, Inc. [NYSE: HNP;
HKEx: 902; SSE: 600011] (the "Company") announces that the 390MW gas-fired combined-cycle generating unit (Unit 3) of Huaneng Shanghai Combined Cycle Power Plant of Huaneng Shanghai Combined Cycle Power Co., Ltd., in which the Company owned 70% interests, completed the 168 hours trial run on July 30, 2006, signifying the completion of construction and full operation of the three gas-fired combined-cycle generating units of Shanghai Combined Cycle Power Plant. To date, the Company's total generation capacity on an equity basis has increased to 24,533MW.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 24,533MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in twelve operating power companies and minority interests in four operating power companies. Today, it is the largest listed power producer in China.

                                    ~ End ~

For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin                   Ms. Sally Wong / Ms. Janet Lee
Huaneng Power International, Inc.              Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                   Tel: (852) 2520 2201
Fax: (8610) 6649 1860                          Fax:(852) 2520 2241
Email: ir@hpi.com.cn


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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                        HUANENG POWER INTERNATIONAL, INC.



                          By /s/ Huang Long





                          Name:    Huang Long

                          Title:   Executive Director



Date:    August 1, 2006